UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 25, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F   ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

25 August 2015

To:	Australian Securities Exchange
New York Stock Exchange

RESULTS PRESENTATION YEAR ENDED 30 JUNE 2015

Attached are the presentation slides for a presentation that will be given by the Chief Executive Officer and Chief Financial Officer shortly.

The Webcast for this presentation can be accessed at:

http://edge.media-server.com/m/p/a9zfjb4j

Further information on BHP Billiton can be found at www.bhpbilliton.com.

Rachel Agnew
Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

Yandi
Financial results
Year ended 30 June 2015
Andrew Mackenzie Chief Executive Officer
Peter Beaven Chief Financial Officer
25 August 2015
bhpbilliton
resourcing the future

Disclaimer
bhpbilliton
resourcing the future
Forward-looking statements
This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP
Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Past performance cannot be relied on as a guide to future performance.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Adjusted effective tax rate, Attributable profit excluding exceptional items, Free cash flow, Gearing Ratio, Net debt, Net operating assets, Underlying attributable profit, Underlying basic earnings per share, Underlying EBIT margin, Underlying EBITDA margin, Underlying EBITDA interest coverage and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
Presentation of data
Unless specified otherwise, all data is presented on a continuing operations basis to exclude the contribution from assets that were demerged with South32 and references to Underlying EBITDA margin and Underlying EBIT margin exclude third party trading activities.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
Financial results, 25 August 2015
Slide 2

Spence
Financial results
Year ended 30 June 2015
Andrew Mackenzie Chief Executive Officer
25 August 2015
bhpbilliton
resourcing the future

Our unique portfolio will create value and underpin dividends through the cycle bhpbilliton
resourcing the future
Asset quality and operating performance support margins and cash flow net operating cash flow of US$17.8 billion and EBITDA margin of 50%
US$4 billion productivity target achieved two years ahead of schedule
Disciplined capital management underpins the progressive dividend net debt down to US$24.4 billion
capital and exploration expenditure of US$8.5 billion in FY16 and US$7.0 billion in FY17
Low-cost, high-return growth will unlock further shareholder value near-term focus on release of low-cost latent capacity across the portfolio medium-term options to support 5% average annual volume growth through the cycle
Financial results, 25 August 2015
Slide 4

The health and safety of our people is our priority
bhpbilliton
resourcing the future
Despite our goal to achieve zero fatalities, tragically we lost five colleagues in FY15
Total Recordable Injury Frequency (TRIF)
(number of recordable injuries per million hours worked1)
10 8 6 4 2 0
down 53%
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
FY15
1. Presented on a total operations basis.
Financial results, 25 August 2015
Slide 5

Strong margins underpin robust cash flow
bhpbilliton
resourcing the future
Underlying EBITDA
US$21.9 billion, down 28%
Underlying attributable profit
US$6.4 billion, down 52%
Net operating cash flow
US$17.8 billion, down 25%
Capital and exploration expenditure1
US$11.0 billion, down 24%
Free cash flow
US$6.3 billion, down 26%
Full-year dividend
124 US cents per share, up 2%
Net debt
US$24.4 billion, down 5%
Leading margins through the cycle
(Underlying EBITDA margin2, %)
60
50
40
30
20
10
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
FY15
BHP Billiton
Peer group range
Note: Variance relates to the relative performance of BHP Billiton during FY15 compared with FY14.
1. BHP Billiton share; excludes capitalised deferred stripping and non-controlling interests; includes BHP Billiton proportionate share of equity accounted investments.
2. EBITDA margins exclude exceptional items and third party trading. BHP Billiton numbers presented on a total operations basis with the exception of FY15 which is on a continuing operations basis. Peer group comprises Rio Tinto, Anglo American and Vale.
Financial results, 25 August 2015
Slide 6

Record production volumes bhpbilliton resourcing the future
Production1 from our core portfolio2 grew by 27% over the last two years
- record Western Australia Iron Ore production of 254 Mt3
- record metallurgical coal production of 43 Mt
- record petroleum production of 256 MMboe with a 67% increase in Onshore US liquids
- copper production broadly unchanged at 1.7 Mt
Following a dip in production1 in FY16, we expect annual average volume growth to return towards 5% for the remainder of the decade Production growth from our key commodities (production volumes, % change, FY15 versus FY14) Petroleum liquids Iron ore Metallurgical coal Copper Energy coal (10) 0 10 20 Productivity Growth 1. Copper equivalent production based on FY13 average realised product prices. 2. Core portfolio includes Western Australia Iron Ore (WAIO), Samarco, Queensland Coal, NSW Energy Coal, Cerrejón, Escondida, Olympic Dam, Pampa Norte, Antamina, Onshore US, Shenzi, Mad Dog, Atlantis, Angostura, North West Shelf (NWS), Bass Strait, Pyrenees, Macedon and the Jansen Project. 3. 100% basis.

Financial results, 25 August 2015	Slide 7

Sustainably lowering unit costs
bhpbilliton
resourcing the future
Over US$10 billion of annualised productivity-led gains1 delivered so far
- US$4 billion target achieved two years ahead of schedule
- unit costs reduced by >30% from their peak
We expect to cut costs even further in FY16
- WAIO unit costs of US$15/t
- Queensland Coal unit costs of US$61/t
- Escondida unit costs of US$1.18/lb (US$0.91/lb on a grade-adjusted basis2)
- Black Hawk drilling costs of US$2.5 million
Unit costs continue to fall rapidly3
(US$ per copper equivalent tonne)
FY06 FY09 FY12 FY15
Significant cost improvements with more to come
(index, FY12=100)
100
75
Grade
adjusted
50
cost2
25
WAIO
Queensland
Escondida
Black Hawk
Coal
FY12 FY15 FY16e
Note: Western Australia Iron Ore (WAIO) and Queensland Coal unit cash costs exclude freight and royalties; Escondida unit cash costs exclude freight, treatment and refining charges and one-off items. FY16 guidance is based on exchange rates of AUD/USD 0.74 and USD/CLP 674.
1. Represents productivity-led volume efficiencies, operating cash cost efficiencies and exploration and business development savings; FY15 relative to FY12.
2. Unit cash costs on an FY15 grade-equivalent basis (average head grade; concentrate and cathode).
3. Presented on a total operations basis. Unit costs are calculated using Group copper equivalent production based on FY13 average realised prices.

Financial results, 25 August 2015	Slide 8

Macedon
bhpbilliton
resourcing the future
Financial results
Year ended 30 June 2015
Peter Beaven Chief Financial Officer
25 August 2015

Resilient in a challenging environment bhpbilliton resourcing the future Underlying EBIT variance (US$ billion) 27.0 Uncontrollable (-US$14.0 billion) Controllable (+US$3.8 billion) 22.1 18.0 2.7 0.5 1.2 (1.3) 11.9 1.8 (1.1) 1.6 9.0 8.1 (0.4) (15.2) 0.0 FY15 FY14 Price1 Exchange Inflation Sub-total Growth volumes Productivity volumes2 Controllable cash costs2 Fuel & energy Non-cash Other3
1. Net of price-linked costs. 2. Total productivity gains included in Underlying EBIT comprises productivity-led volume efficiencies of US$1.2 billion and a reduction in controllable cash costs of US$2.7 billion and excludes a US$142 million reduction in capitalised exploration expenditure. Controllable cash costs comprises operating cash costs and exploration and business development expense.
3. Other includes ceased and sold operations, asset sales, one-off items and other items.

Financial results, 25 August 2015	Slide 10

Petroleum: strong operating performance bhpbilliton resourcing the future Production increased by 4% to a record 256 MMboe, supported by a 67% increase in Onshore US liquids The rise in non-cash costs reflects higher depreciation and amortisation charges in Onshore US and impairment charges associated with minor asset sales Other includes Onshore US rig termination charges1 of US$123 million Underlying EBIT variance (US$ billion) 8.0 5.9 6.0 4.0 0.8 0.0 2.0 0.0 1.8 1.9 (4.1) (0.0) (0.6) (0.1) 0.0 FY14 Price Exchange Inflation Sub-total Growth volumes Controllable cash costs Non-cash Other FY15 1. Rig termination charges of US$75 million incurred in FY14.

Financial results, 25 August 2015	Slide 11

Copper: improved efficiencies and lower costs bhpbilliton resourcing the future A 14% decline in unit cash costs1 at our operated copper assets partially offset price weakness Higher non-cash charges largely reflected a US$199 million impairment at Cerro Colorado, higher depletion of capitalised stripping at Escondida and increased depreciation following the completion of OLAP2
Other includes a US$188 million one-off charge associated with the Escondida voluntary redundancy program and a reduction in profits from Antamina driven by lower grade Underlying EBIT variance (US$ billion) 6.0 4.7 1.0 0.1 4.0 0.3 0.4 3.3 (0.8) 3.4 (1.6) (0.2) (0.5) 2.0 0.0 FY14 Price Exchange Inflation Sub-total Productivity volumes Controllable cash costs Fuel & energy Non-cash Other FY15 1. Excludes freight, treatment and refinement charges. 2. Escondida Oxide Leach Area Project.

Financial results, 25 August 2015	Slide 12

Iron Ore: exceptional margins through the cycle bhpbilliton resourcing the future WAIO production increased by 13% to a record 254 Mt1 reflecting the ramp-up of Jimblebar and productivity gains across the supply chain WAIO unit cash costs2 fell 31% to less than US$19 per tonne for the year, and to US$17 per tonne in the second half Underlying EBIT variance (US$ billion) 15.0 12.1 10.0 1.2 0.3 6.9 1.0 0.8 (0.0) (0.2) 5.0 0.5 3.8 (8.7) (0.1) 0.0 FY14 Price Exchange Inflation Sub-total Growth volumes Productivity volumes Controllable cash costs Fuel & energy Non-cash Other FY15 1. 100% basis. 2. Excludes freight and royalties. Financial results, 25 August 2015 Slide 13

Coal: profitable in a tough environment bhpbilliton resourcing the future Queensland Coal production increased by 13% to a record 43 Mt supported by the ramp-up of Caval Ridge and records at six other operations A reduction in labour, contractor and maintenance costs contributed to a 23% reduction in Queensland Coal unit cash costs1 to US$65 per tonne Underlying EBIT variance (US$ billion) 0.7 0.6 0.2 0.4 0.3 (0.1) (0.1) 0.0 0.4 0.0 (0.1) (0.1) (0.0) (1.0) (0.7) FY14 Price Exchange Inflation Sub-total Growth volumes Productivity volumes Controllable cash costs Fuel & energy Non-cash Other FY15 1. Excludes freight and royalties.

Financial results, 25 August 2015	Slide 14

Other items affecting profitability
bhpbilliton
resourcing the future
Other items
(US$ million)
(3,000) (2,000) (1,000) 0 1,000
FX impact on balance 469
sheet monetary items1
Rig termination costs (123) Underlying
Escondida redundancies (188) EBIT
Non-exceptional impairments (828)
FX impact on net financing costs 63
FX impact on income attributable Underlying
tax expense (339) profit
Impairment of
Nickel West assets (290)
MRRT legislation repeal (698) operations continuing Exceptional
2 items:
Impairment of
Onshore US (1,958)
MRRT legislation repeal (111)
Net loss on demerger
operations 2 discontinued Exceptional
of South32 (2,154) items:
1. Period end foreign exchange (FX) related restatement of monetary items in the balance sheet; increased Underlying EBIT by US$637 million in FY15 relative to FY14.
2. Post tax consequences.
Financial results, 25 August 2015 Slide 15

Maximising free cash flow
bhpbilliton
resourcing the future
Free cash flow in FY15 of US$6.3 billion
- productivity gains of US$4.1 billion1, two years ahead of target
- capital and exploration expenditure2 reduced by 24% to US$11 billion
We will continue to maximise free cash flow
- further unit costs reductions
- capital and exploration expenditure expected to decline to US$8.5 billion in FY16 and US$7.0 billion in FY17
Well positioned to fund the dividend and invest in growth through the cycle
- WAIO will continue to be a source of significant long-term free cash flow
WAIO will continue to deliver strong free cash flow
(Mt, 100%)(US$/t)
300 45
200 30
100 15
0 0
FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16e
Production Capex per tonne Cash cost per tonne3
1. Represents productivity-led volume efficiencies, operating cash cost efficiencies and exploration and business development savings.
2. BHP Billiton share; excludes capitalised deferred stripping and non-controlling interests; includes BHP Billiton proportionate share of equity accounted investments.
3. Unit cash costs exclude freight and royalties. FY16e guidance is based on an exchange rate of AUD/USD 0.74.
Financial results, 25 August 2015 Slide 16

Our balance sheet is strong
bhpbilliton
resourcing the future
Remain committed to our strong balance sheet
- our credit rating1 is the strongest in the sector
Net debt down by US$1.4 billion to US$24.4 billion
Our maturity profile is well balanced with low re-financing risk
Our balance sheet provides flexibility
- supports cash returns and investment through the cycle
Net debt fell while gearing increased
(net debt, US$ billion) (gearing, %)
30 30
25 25
20 20
15 15
FY13 FY14 FY15
Net debt Gearing
Our strategy is supported by a strong balance sheet
(credit rating, Standard & Poor’s)
A+
A
A-
BBB+
BBB
BBB-
FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15
BHP Billiton Peer group range2
1. BHP Billiton has an A+ credit rating with Standard & Poor’s on negative outlook and an A1 credit rating with Moody’s on stable outlook.
2. Peer group comprises Rio Tinto, Anglo American and Vale.
Financial results, 25 August 2015 Slide 17

Caval Ridge
Financial results
Year ended 30 June 2015
Andrew Mackenzie Chief Executive Officer
25 August 2015
bhpbilliton
resourcing the future

Emerging economies will drive long-term commodities demand growth bhpbilliton
resourcing the future
Short-term drivers
Ongoing economic reforms in China will contribute to periods of market volatility
Chinese authorities pursuing ongoing reforms with support for near-term growth
Longer-term outlook
China will continue to rebalance to a more sustainable development pattern
India’s population is growing rapidly and is expected to overtake China’s early in the next decade
Other emerging economies will continue to develop
Growth in emerging economies remains robust
(% YoY)
9
6
3
0
CY13 CY14 CY15e CY16e
China India OECD World
China’s shift to consumption-led growth is underway
(sectoral share of Chinese GDP, %)
100
75
50
25
0
CY80 CY90 CY00 CY10 CY20e CY30e
Agricultural Industry Services
Source: OECD, IHS World Industry Services.
Financial results, 25 August 2015
Slide 19

Margins for low-cost bulk suppliers remain solid
bhpbilliton
resourcing the future
Demand growth for iron ore and metallurgical coal remains attractive, albeit at a slower rate
- we expect China’s crude steel production to peak between 935-985 Mt in the mid 2020s
- extended life cycle of steel use in China will lower steel production and scrap supply growth, with limited impact on pig iron
Further curtailments of higher-cost supply are likely as prices remain soft
Margins for low-cost iron ore supply will remain strong despite subdued price environment
Chinese pig iron production
(Mt)
CY10 CY15e CY20e CY25e
Chinese pig iron production
China steel production growth (5 year CAGR %)
Our iron ore business remains well positioned
(CIF China equivalent basis, US$/t)
CY20e
BHP Billiton
Source: IHS Global Insights; Tianhua Merito Co. China NBS census 2000 and 2010; Statistics Bureau of Japan, US, Germany; BHP Billiton internal estimates; cost curve from Macquarie Research, data received in August 2015.
Financial results, 25 August 2015
Slide 20

Copper and oil offer significant growth opportunities
bhpbilliton
resourcing the future
Copper
Growth in global demand remains compelling
- ~2.3% CAGR CY15 to CY25
Supply increasingly challenged, primarily due to grade decline
Structural deficit expected from CY19 should support higher long-run prices
Petroleum
Development of emerging economies will continue to drive demand for crude oil
- ~1 MMbbl/d annual demand growth
New higher-cost liquids supply will need to be induced as low-cost fields decline
- 3 to 4 MMbbl/d annual base decline
Deficit to emerge in copper from CY19
(Mt)
28
24
20
16
CY15e CY17e CY19e CY21e CY23e CY25e
Primary demand Primary supply1
High-cost oil supply required to meet demand
(MMbbl/d)
CY15e
CY20e
CY25e
CY30e
CY35e
Low-cost Medium-cost High-cost
Source: BHP Billiton analysis; Wood Mackenzie.
1. Production from current operating mines and committed new projects.
Financial results, 25 August 2015
Slide 21

Delivering solid growth through the cycle

- We have latent capacity within each of our businesses which lowers the capital intensity of our near-term growth
  - average returns greater than 40%[1]
  - three concentrator strategy at Escondida
  - Southern Mining Area at Olympic Dam
  - potential of >150 kboe/d at Permian
  - continued creep to 290 Mtpa[2] at WAIO
  - 4 Mtpa[2] at Caval Ridge washplant
- Unrivalled depth and quality in our growth portfolio with unique optionality at lower cost
  - average returns greater than 20%[1]
  - continued progress on Spence Growth Option
  - significant oil opportunity at Mad Dog 2
  - flexibility in dry-gas fields at Onshore US

Volume growth options across the portfolio
(Escondida equivalent terms[2,3])


+20% IRR¹
+40% IRR¹
5x
4x
3x
2x
1x
0
Latent capacity
Medium-term brownfield
Longer-term greenfield
Petroleum
Copper
Iron Ore
Coal
Potash

Delivering more capital efficient growth
(capital expenditure per additional copper equivalent tonne[4])


Petroleum
Potash
Iron Ore
Copper
Coal
FY12
FY15

1. Ungeared, post-tax, nominal return; valuation date 1 July 2015.
2. 100% basis.
3. Copper equivalent production has been determined on FY15 average realised prices.
4. Capital intensity for each business is calculated as the aggregate growth capital expenditure divided by the incremental copper equivalent tonnes. Excludes projects beyond 2040.

Financial results, 25 August 2015
Slide 22

We are committed to our progressive dividend bhpbilliton resourcing the future
Our commitment to the progressive dividend remains unchanged
- our progressive dividend has withstood previous cycles
- the only major not to cut the dividend during the Global Financial Crisis
- our progressive dividend was not rebased following the demerger
We have increased our full-year dividend by 2% to 124 US cents per share
-further productivity and capital efficiency will continue to underpin both our dividend and growth
-our capital flexibility improves as current projects are completed
Capital spend falls as current projects are completed1
(US$ billion)
20 15 10 5 0 Growth capital Dividend Maintenance2 FY15 FY16e3 FY17e3
1. Represents the share of capital and exploration expenditure attributable to BHP Billiton on a cash basis. Includes BHP Billiton proportionate share of equity accounted investments; excludes capitalised deferred stripping and non-controlling interests.
2. Average maintenance capital of ~US$2 billion per annum for FY16 and FY17. Includes sustaining capital expenditure budget average of ~US$5 per tonne for WAIO and ~US$6 per tonne for Queensland Coal.
3. Assumes our minimum dividend commitment and excludes dividends paid to non-controlling interests.
Financial results, 25 August 2015 Slide 23

Our unique portfolio will create value and underpin dividends through the cycle bhpbilliton resourcing the future
Asset quality and operating performance support margins and cash flow
- net operating cash flow of US$17.8 billion and EBITDA margin of 50%
- US$4 billion productivity target achieved two years ahead of schedule
Disciplined capital management underpins the progressive dividend
- net debt down to US$24.4 billion
- capital and exploration expenditure of US$8.5 billion in FY16 and US$7.0 billion in FY17
Low-cost, high-return growth will unlock further shareholder value
- near-term focus on release of low-cost latent capacity across the portfolio
- medium-term options to support 5% average annual volume growth through the cycle
Financial results, 25 August 2015 Slide 24

bhpbilliton resourcing the future

Appendix
bhpbilliton
resourcing the future

BHP Billiton guidance

Group	FY16e	FY17e	
Capital and exploration expenditure (US$bn)	8.5	7.0	Cash basis; BHP Billiton share; excludes capitalised deferred stripping and non-controlling interests; includes BHP Billiton proportionate share of equity accounted investments.
Including:			
Maintenance	2.0		
Exploration	0.9		A US$600m Petroleum exploration program is planned for FY16, largely focused on acreage access and seismic data acquisition.
Adjusted effective tax rate (%)	33-37		Excludes the influence of exchange rate movements and exceptional items.

Petroleum	FY16e	
Total petroleum production (MMboe)	237	
Onshore US		
Capital expenditure (US$bn)	1.5	Will support a development program of 10 operated rigs, with completions activity tailored to market conditions. Drilling activity will be focused on our liquids-rich Black Hawk and Permian acreage with our dry-gas development program in Haynesville and Fayetteville deferred for longer-term value.
Production (MMboe)	112	We expect: to maintain aggregate Black Hawk and Permian volumes; and a 19% decline in the combined production of the predominantly gas-rich Haynesville, Fayetteville and Hawkville fields.
Black Hawk drilling cost per well (US$m)	2.5	
Depreciation	-	The rate of depreciation in Onshore US will continue to rise as the proportion of higher-margin, but higher-cost, liquids volumes increases relative to gas.
Conventional Petroleum		
Capital expenditure (US$bn)	1.6	
Production (MMboe)	125	Includes all Petroleum assets other than Onshore US. Stybarrow reached the end of its field life and ceased production on 30 June 2015.

Financial results, 25 August 2015 Slide 27

BHP Billiton guidance (continued) bhpbilliton resourcing the future
Copper FY16e
Total copper production (Mt) 1.5 Pampa Norte production is forecast to remain at a similar level to FY15. At Olympic Dam, an increase in full-year production is anticipated following the full ramp-up of the mill at the end of July 2015. Higher average copper grades at Antamina are expected to support an increase in copper volumes in FY16.
Escondida
Production (Mt, 100% basis) 0.94 OGP1 and operational improvements offset by 27% decline in grade.
Unit cash costs (US$/lb) 1.18 Excludes freight and treatment and refining charges; based on an exchange rate of and USD/CLP 674. Iron Ore FY16e
Total iron ore production (Mt) 247
Western Australia Iron Ore
Production (Mt, 100% basis) 270 Increase from FY15 driven by improved efficiency at Mining Area C, Newman and our rail and port operations.
Unit cash costs (US$/t) 15 Excludes freight and royalties; based on an exchange rate of AUD/USD 0.74.
Sustaining capital expenditure (US$/t) 5 FY16e–FY20e average. Includes costs associated with the Jimblebar expansion, as well as the investment to purchase additional tugs and construct a new tug harbour at Port Hedland.
Coal FY16e
Total metallurgical coal production (Mt) 40
Total energy coal production (Mt) 40
Queensland Coal
Production (Mt) 40 Operations at Crinum are expected to cease in the first quarter of the CY16 as the mine approaches the end of its economic reserve life.
Unit cash costs (US$/t) 61 Excludes freight and royalties; based on an exchange rate of AUD/USD 0.74.
Sustaining capital expenditure (US$/t) 6 FY16e-FY20e average.
Financial results, 25 August 2015 Slide 28

Key net profit sensitivities bhpbilliton resourcing the future
Approximate impact1 on FY16 net profit after tax of changes of US$ million
US$1/t on iron ore price 148
US$1/bbl on oil price2 52
US¢10/MMbtu on US gas price 19
US$1/t on metallurgical coal price 25
US¢1/lb on copper price 23
US$1/t on energy coal price 11
US¢1/lb on nickel price 1
AUD (US¢1/A$) operations3 64
1. Assumes total volume exposed to price; determined on the basis of BHP Billiton’s existing portfolio.
2. Impact does not include change in input costs across the Group.
3. Impact based on average exchange rate for the period.
Financial results, 25 August 2015 Slide 29

bhpbilliton
resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 25, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary